UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8)

Under the Securities Exchange Act of 1934

Authentidate Holding Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
052666104
(CUSIP Nubmer)

Adam D. Averbach, Esq. c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,763,708
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,763,708
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,763,708
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14.	TYPE OF REPORTING PERSON IA

SCHEDULE 13D
CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,763,708
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,763,708
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,763,708
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14.	TYPE OF REPORTING PERSON IN/HC

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,756,208
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,756,208
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,756,208
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14.	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Macro Micro Partners LLLP 45-5573575
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Explanatory Note

This Amendment No. 8 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC ("Lazarus Management"), Justin B. Borus and Lazarus Investment Partners LLLP ("Lazarus Partners") on August 28, 2012, as amended from time to time (the "Schedule 13D").  This Schedule 13D is also filed on behalf of Lazarus Macro Micro Partners LLLP ("Macro Micro Partners" and collectively with Lazarus Management, Mr. Borus and Lazarus Partners, the "Reporting Persons").  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On July 2, 2015, Lazarus Partners entered into a note amendment agreement with the Issuer amending the promissory note issued on April 24, 2015 in the principal amount of $500,000 that was scheduled to mature on July 2, 2015.  Pursuant to the amendment, the maturity date was extended to July 16, 2015, the provision providing for an accelerated payment date was removed, and the note bears interest at an annual rate of 12% beginning upon execution of the amendment.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Reference is made to Items 7, 9, 11 and 13 of pages 2-5 of this Schedule 13D, which items are incorporated by reference.  The securities reported on this Schedule 13D that are held by Lazarus Partners consist of 6,680,461 shares of common stock, warrants to purchase an additional 6,233,634 shares of common stock and 200,000 shares of Series D Preferred Stock that are convertible into 1,842,113 shares of common stock.  The securities reported on this Schedule 13D that are held by Macro Micro Partners consist of 7,500 shares of common stock.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-5 was calculated using information from Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2015, in which the Issuer stated that there were 41,964,118 shares of common stock outstanding as of May 15, 2015.

On June 30, 2015, Lazarus Partners was issued 45,674 shares of common stock as a stock dividend payable to all holders of record of Series D Preferred Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of July 6, 2015, by and among Lazarus Investment Partners LLLP, Lazarus Macro Micro Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.
Exhibit B:	Note Amendment Agreement dated July 2, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2015.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS MACRO MICRO PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member
LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

/s/ Justin B. Borus
Justin B. Borus